December 10, 2014

Division of Corporation Finance
Office of Beverages, Apparel, and Mining
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

RE:	Response to SEC comment letter dated December 3, 2014 File No. 001-32405

Dear Ms. Jenkins:

Thank you for your letter relating to Nevsun Resources Ltd.’s (the “Company”) Form 40-F for the Year Ended December 31, 2013.   For your convenience, we have restated the Staff’s comment below in bold type and our supplemental response to your comment in ordinary type.

1.	We note that you capitalized total pre-commercial production costs of $76.22 million in fiscal 2013 related to your copper phase development. Based on your footnote and Management’s Discussion & Analysis (“MD&A”) disclosures, it appears these capitalized production costs include royalties of $6.32 million (Note 18, page 26) and certain selling expenses (Exhibit 99.3, MD&A, pages 7-8). Please separately quantify for us the significant components of the fiscal 2013 capitalized pre-commercial operating and selling costs of $61.67 million (Note 18, page 26). Also explain to us how the capitalized royalty and selling costs were directly attributable to bringing the mine to the condition necessary for it to be capable of operating in a manner intended by management pursuant to paragraph 16 (b) of IAS 16.

Response:

Fiscal 2013 was a transition year at the Bisha Mine as the Company progressed deeper into the pit and entered into the copper phase of its mine life.  The Company was transitioning from commercial production of gold through its carbon-in-leach circuit (the “gold plant”) and the selling of gold bars to the commercial production of copper through a copper floatation circuit (the “copper plant and facilities”) and the selling of copper concentrate.  The wind-down of the oxide ore gold phase, including the decommissioning of the gold plant, was substantially completed by the end of the second quarter of fiscal 2013.  The commissioning phase for the plant and facilities to process the supergene copper ore

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from the Bisha Mine occurred in the second half of 2013.  The Company determined that December 1, 2013 was the date the copper plant and facilities began operating in the manner intended by management. The Company’s press release dated December 2, 2014 disclosed the successful commissioning of the copper floatation plant.   All costs incurred to construct the copper plant and facilities, including directly attributable costs of testing whether the copper plant and facilities were functioning properly, after deducting the net proceeds from copper concentrate produced while bringing the copper plant and facilities to the condition of operating in the manner intended by Management, were capitalized.

The accounting guidance the Company followed to account for costs incurred during this testing phase included IAS 16, paragraphs 16(b) which provides guidance on what costs are to be capitalized and paragraph 17(e) which provides an example of a directly attributable cost, as follows:

  IAS 16, paragraph 16 (b): “any costs directly attributable to bringing the asset to the location and condition necessary for it to be operating in the manner intended by management” and
  IAS 16, paragraph 17 (e):  “costs of testing whether the asset is functioning properly, after deducting the net proceeds from selling any items produced while bringing the asset to that location and condition”.

The significant components of the testing costs of $61.67 million during the testing period included all the directly attributable mining costs of supergene ore ($17.58 million), milling costs of supergene ore ($28.49 million) and transportation costs of the copper concentrate (trucking, port and shipping costs) ($15.60 million).

The reference to the selling costs in Exhibit 99.3 (MD&A, pages 7-8) relates to the transportation costs and we believe such costs are directly attributable to the testing period as the Company needed to mine and mill supergene ore and transport the resulting copper concentrate to customers in order to confirm that the copper plant and facilities were operating in the manner intended by management.  The criteria used by Management to determine that the mill was operating in the manner intended included the following:

  the mining of supergene ore was capable of sustaining the ore feed rate to the mill;
  the copper plant and facilities were capable of  processing the supergene ore at the appropriate daily throughput level;
  a copper concentrate was being produced;
  the copper concentrate was of the expected quality (grade, by-product content and purity);
  the trucking and port logistics were sufficiently operational; and
  customers were accepting the concentrate produced.

If the copper plant and facilities were not able to produce concentrate of sufficient grade and quality or the logistics were not able to handle the output of the mine, then management would have re-assessed the viability of the mine and related copper milling assets and whether they were able to function as intended. Furthermore, given that the port and transportation company had not previously handled copper concentrate of this volume, it was unknown during the testing phase whether Management could rely on these aspects of the operation.

In order to confirm the concentrate being produced by the mill was as intended, the copper concentrate needed to be transported to customers for processing and assaying. The royalties are directly

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Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com

attributable to the production of the copper concentrate as the royalties are due and payable to the Eritrean government when the copper concentrate leaves the mine gate at the Company’s Bisha mine.  As the royalty costs relate directly to sales proceeds generated during the testing period that were capitalized, we believe it was appropriate to include such royalties in that deferral similar to the transportation costs described above.

In response to the SEC’s comment to provide a written statement of acknowledgement, the Company hereby acknowledges that,

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/  Tom Whelan
Tom Whelan
Chief Financial Officer

cc:	Guy Elliott KPMG LLP

James J. Moloney Gibson Dunn & Crutcher LLP

NEVSUN  RESOURCES  LTD.
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com